Supplement, dated July 7, 2008, to
ASA LIMITED
Offer to Purchase, dated June 13, 2008, and related Letter of Transmittal

______________________

Except as otherwise set forth in this Supplement, the terms and conditions set forth in the Offer to Purchase, dated June 13, 2008, and the related Letter of Transmittal are applicable in all respects to the Offer. The Company has not changed the number of shares it is offering to purchase, the offer price, the procedures for tendering and withdrawing shares, or any of the other terms of the Offer. Terms not defined herein that are defined in the Offer to Purchase have the meanings given them in the Offer to Purchase. All shares previously tendered and not withdrawn will remain subject to the Offer, subject to any right of any tendering shareholder to withdraw his or her shares.

The Company has extended the expiration date of the Offer from 12:00 Midnight, Eastern time, on Friday, July 11, 2008, until 12:00 Midnight, Eastern time, on Friday, July 25, 2008. As a result of this extension, the price to be paid for the shares is an amount per share, net to the seller in cash, equal to 98% of the net asset value per share as determined by the Company at the close of regular trading on the New York Stock Exchange on July 25, 2008.

The following information is relevant only to foreign shareholders.
It does not affect and is not relevant to U.S. Shareholders.

The Offer to Purchase and the Letter of Transmittal erroneously stated that payments to Non-U.S. Shareholders for tendered shares would be subject to U.S. federal income tax withholding equal to 30% of the gross proceeds. There will be no such withholding. Corrected documents are available from the Information Agent; however, all tendering shareholders, including Non-U.S. Shareholders, still may use the original Letter of Transmittal, and payments to Non-U.S. Shareholders for tendered shares will not be subject to U.S. federal income tax withholding. The statements in the Offer to Purchase and the Letter of Transmittal regarding backup withholding remain unchanged, and, as disclosed therein, tendering noncorporate foreign shareholders still will need to complete and sign Form W-8, a copy of which may be obtained from the Depositary, to avoid backup withholding.

The second bullet point responding to the question “What are the U.S. federal income tax consequences of the Offer” at page 6 in the Summary Term Sheet of the Offer to Purchase is revised in its entirety to read as follows:

•	Moreover, as noted under “Backup Withholding” in Section 2 of this Offer to Purchase, a payment for tendered shares may be subject to backup withholding.

The second paragraph titled “General” at page 18 in Section 5 “Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase is revised in its entirety to read as follows:

General. The following summary describes certain material U.S. federal income tax consequences of the Offer applicable to U.S. Shareholders (as defined below) who hold their shares as capital assets. It is not intended to represent a detailed description of those consequences applicable to a particular U.S. Shareholder in view of his or her particular circumstances. The information provided in this summary is based on the provisions of the Code, existing and proposed regulations thereunder, IRS pronouncements and judicial decisions, all as of the date hereof; future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations thereof, possibly with retroactive effect. This discussion does not address the state, local or foreign tax consequences of the Offer or any tax consequences relevant to shareholders in special situations, such as dealers in securities or commodities, traders in securities that elect to mark their holdings to market, financial institutions, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt organizations, persons that hold shares as a part of a hedging, integrated, conversion or constructive sale transaction or as a position in a straddle or shareholders whose functional currency is not the U.S. dollar.

The paragraph titled “Withholding for Non-U.S. Shareholders” at pages 21-22 in Section 5 “Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase is deleted in its entirety.

The paragraph titled “Withholding for Non-U.S. Shareholders” at page 13 in instruction 10 of the Letter of Transmittal is deleted in its entirety.